As filed with the Securities and Exchange Commission on October 4, 2022

1933 Act File No. 333-231065
1940 Act File No. 811-23174

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. ___
Post-Effective Amendment No. 6	X

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
ACT OF 1940
Amendment No. 15	X

FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND
(Exact Name of Registrant as Specified in Charter)

Federated Hermes Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561
(Address of Principal Executive Offices)

(412) 288-1900
(Registrant's Telephone Number)

Peter J. Germain, Esquire
1001 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3779
(Name and Address of Agent for Service)
(Notices should be sent to the Agent for Service)

[  ] Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[X] Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[  ] Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[  ] Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[  ] Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[  ] when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[_] immediately upon filing pursuant to paragraph (b)

[X] on November 3, 2022 pursuant to paragraph (b)

[  ] 60 days after filing pursuant to paragraph (a)

[ ] on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[X] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

[  ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[  ] This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[  ] This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

[X] Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[  ] Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[ ] Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[  ] A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[  ] Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[  ] Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[  ] If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[  ] New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-2 (the “Registration Statement”) is being filed pursuant to paragraph (b)(1)(iii) of Rule 486 under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of delaying, until November 3, 2022, the effectiveness of Post-Effective Amendment No. 5 to the Registration Statement, which was filed pursuant to Rule 486(a) under the Securities Act on July 29, 2022 (the “Amendment”).

Part A. INFORMATION REQUIRED IN A PROSPECTUS

Part A is incorporated by reference to Part A of the Amendment.

Part B. INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

Part B is incorporated by reference to Part B of the Amendment.

PART C. OTHER INFORMATION.

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

Included in Part A:

Financial Highlights for period ended March 31, 2022

Included in Part B:

Portfolio of Investments.*

Financial Highlights.*

Statement of Assets and Liabilities.*

Statement of Operations.*

Statement of Changes in Net Assets.*

Statement of Cash Flows.*

Notes to Financial Statements.*

Report of Independent Registered Public Accounting Firm.*

*Incorporated by reference to the Registrant’s Form N-CSR filed with the Securities and Exchange Commission on May 26, 2022

(Accession No. 0001623632-22-000689)

(2)	Exhibits:
(a)	Declaration of Trust
1	Conformed copy of Certificate of Trust of the Registrant dated June 23, 2016, including Amendment effective June 26, 2020, as filed via EDGAR in Post-Effective Amendment No. 2 on July 21, 2020 on Form N-2 (File Nos. 333-231065 and 811-23174)
2	Conformed copy of Declaration of Trust of the Registrant dated October 1, 2016, including Amendment No. 1 effective June 26, 2020, as filed via EDGAR in Post-Effective Amendment No. 2 on July 21, 2020 on Form N-2 (File Nos. 333-231065 and 811-23174)

(b)	By-Laws
Copy of By-Laws of the Registrant dated October 1, 2016, (effective as of June 26, 2020) including Amendment No. 1 dated August 17, 2018, as filed via EDGAR in Post-Effective Amendment No. 2 on July 21, 2020 on Form N-2 (File Nos. 333-231065 and 811-23174)

(c)	Copies of any Voting Trust Agreement with respect to more than Five Percent of any Class of Equity Securities of the Registrant
Not applicable

(d)	Constituent Instruments Defining Rights of Holders of Securities
1	Response is incorporated by reference to Exhibit 2 (a)(2) above
2	Response is incorporated by reference to Exhibit 2 (b) above

(e)	Dividend Reinvestment Plan
Copy of Registrant’s Dividend Reinvestment Plan (reflecting Registrant name change dated June 29, 2020), as filed via EDGAR in Post-Effective Amendment No. 2 on July 21, 2020 on Form N-2 (File Nos. 333-231065 and 811-23174)

(f)	Constituent Instruments Defining Rights of Holders of Long-Term Debt Securities of Subsidiaries for which Consolidated or Unconsolidated Financial Statements are Required to be Filed
Not applicable

(g)	Investment Advisory Contracts

1

Federated Investment Management Company

Conformed copy of the investment advisory contract of the Registrant (reflecting Registrant name change dated June 29, 2020), dated October 1, 2016, including Exhibit A, and Limited Power of Attorney dated June 1, 2017, as filed via EDGAR in Post-Effective Amendment No. 2 on July 21, 2020 on Form N-2 (File Nos. 333-231065 and 811-23174)

2

Federated Hermes (UK) LLP

Conformed copy of the investment subadvisory agreement of the Registrant, Federated Investment Management Company and Federated Hermes (UK) LLP, dated October 17, 2016 (reflecting Registrant name change dated June 29, 2020 and Subadviser name change dated June 19, 2020), including Appendix A and Limited Power of Attorney dated June 1, 2017, as filed via EDGAR in Post-Effective Amendment No. 3 on May 27, 2021 (File Nos. 333-231065 and 811-23174)

(h)	Underwriting Contracts
Conformed copy of Distributor’s Contact of the Registrant dated October 1, 2016, (reflecting Registrant name change dated June 29, 2020), as filed via EDGAR in Post-Effective Amendment No. 2 on July 21, 2020 on Form N-2 (File Nos. 333-231065 and 811-23174)

(i)	Bonus, Profit Sharing, Pension, or Other Similar Contracts or Arrangements
Not applicable

(j)	Custodian Agreements
Conformed copy of Amended and Restated Master Custodian Agreement dated March 1, 2017 by and between State Street Bank and Trust Company and the Registrant, including Appendix A, revised as of December 1, 2021, as filed via EDGAR in Post-Effective Amendment No. 4 filed May 26, 2022 on Form N-2 (File Nos. 333-231065 and 811-23174)

(k)	Other Material Contracts

1	Agency Agreement

Conformed copy of amended Agency Agreement between Registrant and DST Systems, Inc., dated December 6, 2016 (reflecting Registrant name change dated June 29, 2020), as filed via EDGAR in Post-Effective Amendment No. 2 filed July 21, 2020 on Form N-2 (File Nos. 333-231065 and 811-23174)

2	Administrative Services Agreement
(a)	Conformed copy of the Second Amended and Restated Agreement for Administrative Services between the Federated Funds and Federated Administrative Services dated September 1, 2017, including Exhibit A (revised June 1, 2021) and Exhibit B, as filed via EDGAR in Post-Effective Amendment No. 4 filed May 26, 2022 on Form N-2 (File Nos. 333-231065 and 811-23174)
(b)	Conformed copy of the Third Amended and Restated Agreement for Administrative Services between the Federated Funds and Federated Administrative Services dated September 1, 2021, including Exhibit A (dated April 1, 2022) and Exhibit B, as filed via EDGAR in Post-Effective Amendment No. 4 filed May 26, 2022 on Form N-2 (File Nos. 333-231065 and 811-23174)

3	Financial Administration and Accounting Agreement
Conformed copy of the Financial Administration and Accounting Services Agreement between the Federated Funds and State Street Bank and Trust Company dated March 1, 2011, including Exhibit A (updated as of December 1, 2021), as filed via EDGAR in Post-Effective Amendment No. 4 filed May 26, 2022 on Form N-2 (File Nos. 333-231065 and 811-23174)
4	Multiple Class Plan
Conformed copy of the Multiple Class Plan of Federated Hermes Project and Trade Finance Tender Fund (To be filed by amendment.)

(l)	Legal Opinion
Conformed copy of Opinion and Consent of K&L Gates LLP as to legality of shares being registered, as filed via EDGAR in Pre-Effective Amendment No. 2 filed July 16, 2019 on Form N-2 (File Nos. 333-231065 and 811-23174)

(m)	Consent to Service of Process
Not applicable

(n)	Other Opinions
To be filed by amendment

(o)	Omitted Financial Statements
Not applicable

(p)	Initial Capital Agreements
Conformed copy of Initial Capital Understanding, as filed via EDGAR in Pre-Effective Amendment No. 1 filed October 28, 2016 on Form N-2 (File Nos. 333-212613 and 811-23174)

(q)	Model Retirement Plans
Not applicable

(r)	Codes of Ethics
Conformed copy of the Federated Hermes, Inc. Code of Ethics for Access Persons, effective November 10, 2021, as filed via EDGAR in Post-Effective Amendment No. 4 filed May 26, 2022 on Form N-2 (File Nos. 333-231065 and 811-23174)

(s)	Powers of Attorney
Conformed copy of Power of Attorney of the Registrant, as filed via EDGAR in Post-Effective Amendment No. 3 filed May 27, 2021 on Form N-2 (File Nos. 333-231065 and 811-23174)

+	Exhibit is being filed electronically with registration statement

Item 26.	Marketing Arrangements

Distribution contract incorporated by reference to Pre-Effective Amendment #1 filed October 28, 2016.

Item 27.	Other Expenses of Issuance and Distribution

Not applicable.

Item 28.	Persons Controlled by or Under Common Control with the Fund:

None.

Item 29.	Number of Holders of Securities

Set forth below is the number of record holders as of September 30, 2022, of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common shares of beneficial interest	7

Item 30.	Indemnification:

Indemnification is provided to Officers and Trustees of the Registrant pursuant to the Registrant’s By-Laws, as amended. This includes indemnification against: (a) any liabilities or expenses incurred in connection with the defense or disposition of any action, suit or proceeding in which an Officer or Trustee may be or may have been involved; and (b) any liabilities and expenses incurred by an Officer or Trustee as a result of having provided personally identifiable information to a regulator or counterparty by or with whom the Registrant or its series is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty.

The Investment Advisory Contract, and Sub-Advisory Agreement as applicable, (collectively, “Advisory Contracts”) between the Registrant and the investment adviser, and sub-adviser as applicable, (collectively, “Advisers”) of its series, provide that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Advisory Contracts on the part of the Advisers, Advisers shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security.

The Registrant’s distribution contract contains provisions limiting the liability, and providing for indemnification, of the Officers and Trustees under certain circumstances.

Registrant’s Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees), Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the By-Laws, as amended, or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 31 Business and Other Connections of Investment Adviser (Federated Investment Management Company):
For a description of the other business of the Investment Adviser, see the section entitled “Who Manages the Fund?” in Part A. The affiliations with the Registrant of two of the Trustees and three of the Officers of the Investment Adviser are included in Part B of this Registration Statement under "Who Manages and Provides Services to the Fund?" The remaining Trustees of the Investment Adviser and, in parentheses, their principal occupations are: Thomas R. Donahue, (Chief Financial Officer, Federated Hermes, Inc.), 1001 Liberty Avenue, Pittsburgh, PA, 15222-3779, John B. Fisher, (Vice Chairman, Federated Hermes, Inc.) 1001 Liberty Avenue, Pittsburgh, PA, 15222-3779 and James J. Gallagher, II, Partner, Morris James LLP, 500 Delaware Avenue, Suite 1500, Wilmington, DE 19801-1494. The business address of each of the Officers of the Investment Adviser is 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3779. These individuals are also officers of a majority of the Investment Advisers to the investment companies in the Federated Hermes Fund Complex described in Part B of this Registration Statement.
The Officers of the Investment Adviser are:
Chairman:	J. Christopher Donahue
President/ Chief Executive Officer:	John B. Fisher
Executive Vice Presidents:	Deborah A. Cunningham Anne H. Kruczek Robert J. Ostrowski Timothy G. Trebilcock
Senior Vice Presidents:

Todd Abraham

J. Scott Albrecht

Randall S. Bauer

Jonathan C. Conley

Mark E. Durbiano

Donald T. Ellenberger

Eamonn G. Folan

Richard J. Gallo

John T. Gentry

Susan R. Hill

William R. Jamison

Jeffrey A. Kozemchak

Marian R. Marinack

Mary Jo Ochson

Ihab Salib

Michael W. Sirianni, Jr.

Steven J. Wagner

Paige Wilhelm

Vice Presidents:

Christopher S. Bodamer

G. Andrew Bonnewell

Hanan Callas

David B. Catalane, Jr.

Nicholas S. Cecchini

James Chelmu

Leslie Ciferno

Jerome Conner

Lee R. Cunningham, II

Gregory Czamara, V

B. Anthony Delserone, Jr.

Jason DeVito

Bryan Dingle

William Ehling

Joseph P. Engel

Ann Ferentino

Kevin M. Fitzpatrick

Timothy P. Gannon

Kathryn P. Glass

James L. Grant

Nathan H. Kehm

Allen J. Knizner

Tracey Lusk

Karen Manna

Daniel James Mastalski

Robert J. Matthews

Christopher McGinley

Keith E. Michaud

Karl Mocharko

Joseph M. Natoli

Gene Neavin

Bob Nolte

Liam O’Connell

Mary Kay Pavuk

John Polinski

Rae Ann Rice

Brian Ruffner

Thomas C. Scherr

John Sidawi

Paul Smith

Kyle Stewart

Mary Ellen Tesla

James Damen Thompson

Nicholas S. Tripodes

Anthony A. Venturino

Mark Weiss

George B. Wright

Christopher Wu

Assistant Vice Presidents:

Patrick Benacci

Brandon Ray Hochstetler

Christopher F. Hopkins

Jeff J. Ignelzi

Nick Navari

Bradley Payne

Braden Rotberg

John W. Scullion

Steven J. Slanika

Peter Snook

Tyler R. Stenger

Randal Stuckwish

Duwayne O. Walker

Patrick O. Watson

Michael S. Wilson

Secretary:	G. Andrew Bonnewell
Assistant Secretaries:	Edward C. Bartley George F. Magera
Treasurer:	Thomas R. Donahue
Assistant Treasurers:	Jeremy D. Boughton Richard A. Novak
Chief Compliance Officer:	Stephen Van Meter

Item 31. Business and Other Connections of Investment Sub-Adviser (Federated Hermes (UK) LLP):
For a description of the other business of the Investment Sub-Adviser, see the section entitled “Management of the Fund” in Part A. The affiliation with the Registrant of five of the Officers of the Investment Sub-Adviser is included in Part B of this Registration Statement under “Management of the Fund.” The Trustees of the Investment Sub-Adviser and, in parentheses, their principal occupations are: Gordon J. Ceresino, (President, Federated International Management Limited; executive director for international distribution); and Gregory P. Dulski, (Senior Corporate Counsel, Federated Hermes, Inc.). The business address of the Trustees is 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3779. The business address of the Officers of the Investment Adviser is noted below.
The Officers of the Investment Sub-Adviser are:
President/ Chief Executive Officer:	Gordon J. Ceresino[1]
Senior Vice President:	Deborah A. Cunningham [1] Dennis Gepp[3] Robert Ostrowski[1]
Vice Presidents:	Patrick Bayliss[3] Gregory P. Dulski[1] Mohammed Hassan Elmi[3] Christopher McGinley[1] Gary Skedge[3] Robert J. Wagner[2]
Assistant Vice President:	Ketan Shah[3]
Managing Director and Chief Investment Officer:	Dennis Gepp[3]
Chief Operating Officer:	Judith Benson[3]
Chief Compliance Officer:	Stephen Van Meter[1]
Treasurer:	Richard A. Novak[1]
Assistant Treasurer:	Jeremy D. Boughton[1]

1 1001 Liberty Ave., Pittsburgh, PA 15222
2 4000 Ericsson Dr., Warrendale, PA 15086
3 150 Cheapside, London, EC2V 6ET, England

Item 32.	Location of Accounts and Records:

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 promulgated thereunder are maintained at one of the following locations:

Federated Hermes Project and Trade Finance Tender Fund (Registrant)	Federated Hermes Funds 4000 Ericsson Drive Warrendale, PA 15086-7561 (Notices should be sent to the Agent for Service at the address listed on the facing page of this filing)
Federated Administrative Services (Administrator)	1001 Liberty Avenue Pittsburgh, PA 15222-3779
Federated Securities Corp. (Distributor)	1001 Liberty Avenue Pittsburgh, PA 15222-3779
Federated Investment Management Company (Adviser)	1001 Liberty Avenue Pittsburgh, PA 15222-3779
Federated Hermes (UK) LLP (Sub-Adviser)	150 Cheapside London EC2V 6ET England
Federated Advisory Services Company (Adviser)	1001 Liberty Avenue Pittsburgh, PA 15222-3779
DST Systems, Inc. (Transfer Agent and Dividend Disbursing Agent)	333 West 11th Street Kansas City, MO 64105
State Street Bank and Trust Company (Custodian)	P.O. Box 219221 Kansas City, MO 64121-9221

Item 33.	Management Services: Not applicable.

Item 34.	Undertakings:
1.	An undertaking to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.
2.	Not applicable.
3.	The Registrant undertakes:
(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)	That, for the purpose of determining liability under the Securities Act to any purchaser, (1) if the Registrant is relying on Rule 430B: (A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or (2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(2)	free writing prospectus relating to the offering prepared by our on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;
(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
4.	Not applicable.
5.	Not applicable.
6.	Not applicable.
7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND, has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 4th day of October, 2022.

FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND
BY: /s/ George F. Magera George F. Magera, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacity and on the date indicated:
NAME	TITLE	DATE
BY: /s/ George F. Magera George F. Magera, Assistant Secretary	Attorney In Fact For the Persons Listed Below	October 4, 2022
J. Christopher Donahue*	President and Trustee (Principal Executive Officer)
Thomas R. Donahue*	Trustee
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John T. Collins*	Trustee
G. Thomas Hough*	Trustee
Maureen Lally-Green*	Trustee
Thomas O’Neill*	Trustee
Madelyn A. Reilly*	Trustee
P. Jerome Richey*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney

Exhibit List